KPMG LLP
Chartered Professional Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Energy Fuels Inc.

We consent to the use of our report, dated March 26, 2014, with respect to the consolidated financial statements included in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
March 28, 2014
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.